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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             SEC File No: 000-23319

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


              FORM 10-KSB FOR THE PERIOD ENDING DECEMBER 31, 1997


PART I - REGISTRANT INFORMATION

Full Name of Registrant

Avani International Group Inc.


Address of Principal Executive Offices

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2

PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in
Part III.

(a) See Part III.
(b) The subject report will be filed on or before April 15, 1998.
(c) No attachments

PART III - NARRATIVE

The Company has not received its audit report from its accountants for the fiscal year ended December 31, 1997. As a result, the Company is unable to timely file its Form 10-KSB without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Peter Khean (604)-525-2386

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

The Form 10-KSB to which this Form relates is the first filing required by the registrant under Section 13 of the Securities Exchange Act of 1934.

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes. Fiscal 1997 results from operation will be different from fiscal 1996 results from operations. Fiscal 1996 results of operations reflect less than full scale operating costs, which includes administrative and marketing expenses, and limited revenues. Fiscal 1997 results of operations reflect costs associated with full scale operations during the entire 12 month period, and increased revenues for the period coincident with the development of the Company's sales channels.

                         AVANI INTERNATIONAL GROUP INC.

March 27, 1998


                                     /s/ Peter Khean
                                     --------------------------
                                         Peter Khean
                                          President